SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC.

(Name of Subject Company)

CB BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

124785106

(CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Fred B. White, III
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES ANNOUNCING THAT CB BANCSHARES SENT PROXY MATERIALS TO SHAREHOLDERS

NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

SECTIONS FROM CB BANCSHARES' DEFINITIVE PROXY STATEMENT MAILED ON MAY 17, 2003

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PRESS RELEASE ISSUED BY CB BANCSHARES ANNOUNCING THAT CB BANCSHARES SENT PROXY MATERIALS TO SHAREHOLDERS

May 17, 2003

FOR IMMEDIATE RELEASE

Contact:	Wayne T. Miyao Senior Vice President, City Bank Corporate Communications Ph: (808) 535-2590 Email: wmiyao@cb-hi.net Website: www.citybankhawaii.com

CB BANCSHARES SENDS PROXY MATERIALS TO SHAREHOLDERS

HONOLULU, May 17, 2003 – CB Bancshares, Inc. (Nasdaq: CBBI), the holding company of City Bank, today sent its proxy materials by overnight delivery to its shareholders. The following is the letter that accompanied those materials:

May 16, 2003

Dear CB Bancshares Shareholder:

      As you are probably aware, Central Pacific Financial Corp. has commenced a self-serving campaign to acquire control of CB Bancshares. After careful consideration, including consultation with independent financial and legal advisors, your Board of Directors has unanimously concluded that
Central Pacific's unsolicited proposal is inadequate from a financial point of view and not in the best interests of CB Bancshares.

       In spite of our request to Central Pacific that it honor and accept your Board's decision, Central Pacific has decided to pursue its ill-advised takeover attempt and has forced CB Bancshares to convene a Special Meeting of Shareholders in order to get your approval for Central Pacific's proposed "control share acquisition." Approval of Central Pacific's proposal would facilitate Central Pacific's hostile effort to acquire CB Bancshares.

       The Special Meeting will be held on Wednesday, May 28th at 8:00 a.m. Hawaii Standard Time at the Dole Cannery, Lanai Ballroom, Second Floor, 735 Iwilei Road, Honolulu, Hawaii, 96817. Your vote is important. Even if you cannot attend the meeting in person, you can vote your shares by following the instructions at the end of this letter. Please take the time to review the enclosed proxy materials.

     The vote at the Special Meeting is being taken under Hawaii's Control Share Acquisitions law, which was enacted for your protection and benefit. The law requires persons seeking to take control of a Hawaii corporation to obtain the approval of its owners - you, the shareholders. As discussed in the accompanying proxy statement, your Board of Directors unanimously recommends that you vote "AGAINST" Central Pacific's proposal on the enclosed WHITE proxy card.

      Since Central Pacific's announcement of its hostile takeover proposal over four weeks ago, you have been the target of a relentless media campaign orchestrated by Central Pacific's management to convince you of the purported benefits of its hostile takeover proposal. Remember, however, that Central Pacific has absolutely no obligation to protect your interests. Your Board, on the other hand, is keenly aware of its fiduciary duties and is committed to doing the right thing for CB Bancshares. We want to share with you some of the numerous reasons why your Board is asking you to vote "AGAINST" the Central Pacific proposal on the enclosed WHITE proxy card.

CB BANCSHARES:
A STRONG LOCAL BANK WITH A BRIGHT FUTURE

      City Bank has a proud tradition of delivering superior financial products and services to individuals and small and medium-sized businesses throughout Hawaii for nearly five decades. Over the past few years, your management team has taken a number of steps to enhance the bank's core operations, improve credit performance, strengthen the balance sheet and increase overall profitability. Today, City Bank is well positioned to take advantage of growth opportunities that we believe will enhance shareholder value for all CB Bancshares shareholders. Among other accomplishments, CB Bancshares has delivered:

  Stock price appreciation of 124% (from $19.53 to $46.38) over the three-year period ending immediately before Central Pacific announced its unsolicited proposal (April 16, 2000 to April 16, 2003), which is superior to that of Central Pacific's stock appreciation for the same time period;
  Over 15% compounded annual growth in earnings per share over the last five years;
  A reduction in nonperforming assets as a percentage of total assets from 1.53% as of December 31,1998 to .75% as of March 31, 2003;
  An increase in our loan loss reserves such that the coverage ratio of loan loss reserves to nonperforming loans has increased from 1.65 times as of December 31,1998 to 2.68 times as of March 31, 2003; and

An improvement in the efficiency ratio (costs relative to each $1 in revenues from 67.71 % in 1998 to 57.37% in 2002.

CENTRAL PACIFIC:
AN UNACCEPTABLE PROPOSAL

     We believe Central Pacific's hostile takeover proposal undervalues CB Bancshares' franchise, market position and the loyalty of its customers and raises serious concerns about the adverse effect such a combination would have on the people, communities and economy of Hawaii. Your Board believes, among other things, that Central Pacific's proposal:

  Is financially inadequate - We believe that Central Pacific's proposal fails to adequately compensate you for the value, positive momentum and improved outlook of the CB Bancshares franchise.
  Raises significant competitive concerns - Hawaii already has fewer banking alternatives per person than any other state in the country. Decreased competition could result in fewer banking products and services and higher prices.
  Would result in numerous branch closings and layoffs - Central Pacific's proposed combination would result in the elimination of approximately 10 bank branches as well as our California loan production office, and could likely result in the layoffs of more than 200 employees.
  Poses substantial execution risks - Central Pacific has not acquired another bank in its entire 49-year history. Central Pacific senior management and its Chairman, President and CEO, Clinton L. Arnoldus, do not have the relevant experience or, in our view, the expertise to accomplish the combination and integration of two banking institutions of approximately the same size, either on a friendly or hostile basis. And the anticipated branch closings and layoffs call into question Central Pacific's ability to maintain your company's earnings potential.
  Relies on an unproven management team - Mr. Arnoldus and his senior management team have been together at Central Pacific for less than one year and have already lowered Central Pacific's earnings growth estimates. We note that Mr. Arnoldus has so much confidence in the future performance of Central Pacific stock that he personally owns no shares.

REJECT CENTRAL PACIFIC'S ATTEMPT TO TAKE OVER
YOUR COMPANY

The Special Meeting on May 28th will give you the opportunity to decide whether you believe Central Pacific should be allowed to continue with its effort to take over your company. By halting Central Pacific's ill-advised campaign at this juncture, you can help City Bank return to executing on its value-creation strategy without being forced to engage in a disruptive, expensive and potentially lengthy takeover battle. Your Board unanimously recommends that you vote "AGAINST" Central Pacific's control share acquisition proposal by signing, dating and returning the WHITE proxy card in the enclosed self-addressed envelope today.

We thank you for your continued trust and support.

On behalf of your Board of Directors,

/s/ Lionel Y. Tokioka Chairman of the Board CB Bancshares, Inc.	/s/ Ronald K. Migita President & CEO CB Bancshares, Inc.

IMPORTANT
RETURN YOUR WHITE PROXY CARD TODAY

Please take a moment to SIGN, DATE and RETURN your WHITE proxy card in the envelope provided. Remember, if your shares are held in ''Street-Name,'' only your broker or bank can vote your shares and only upon your specific instructions. Please sign, date and return the enclosed WHITE proxy card and contact the person responsible for your account to ensure that a WHITE proxy card is voted on your behalf.

Do not return any BLUE proxy card you may receive from Central Pacific.

If you have any questions or need assistance in voting your shares, please call:

INNISFREE M&A INCORPORATED
TOLL FREE: (877) 687-1874

BANKS AND BROKERS CALL COLLECT: (212) 750-5833

HAWAII SHAREHOLDERS MAY CALL
TOLL FREE: (877) 687-1873 or
COLLECT: (808) 441-2025

Sandler O’Neill & Partners, L.P. is serving as financial advisor to CB Bancshares and Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

TEXT OF ADVERTISEMENT SHOWN ABOVE

If Clinton Arnoldus has his way,
small business
"wouldn’t have another alternative"
besides his bank.

Here’s what small business thinks about that:

"Diversity and choice are vital when it comes to banks and businesses in Hawaii. In order for any business, big or small, to survive and prosper, it needs to be able to choose a bank that provides the best fit. Having a bigger bank is not important and often times is not better, especially for small businesses."

Everett S. Kaneshige, President
Hand e Corp., Honolulu

As a business owner, I must stress the importance of having a choice of two local community banks. Competition will be hurt if City Bank and Central Pacific Bank merge as well as the loss of jobs. It is essential that this merger be blocked."

Henry T. Y. Kwok, Director/Principal
KY International, Inc., Honolulu

"This is clearly an action intended to eliminate a challenging and competent competitor, which can only result in fewer choices and harm to the community. I support your efforts in blocking this predatory action by Central Pacific to absorb one of the few remaining customer-focused local banks in Hawaii."

K. Lyle Hugenberger
Maui High Performance Computing Center, Maui

"Having City Bank and Central Pacific Bank separate also benefits small businesses and the people of Hawaii, in that we have more options to choose where we would like to do our banking."

Bennett Hymer, Owner/Publisher
Mutual Publishing, Honolulu

"We believe that this move would not be in the best interest of small businesses. The philosophy would change as would the satisfaction of the current services that City Bank provides."

Harland Perry
Perry Management Corporation, Honolulu

"Hawaii needs organizations such as yours that have deep roots in the community and a sincere commitment to improving the business climate."

Bill Spencer
Hawaii Venture Capital Association, Kailua

"As a small business owner, I am concerned about a larger banking institution eliminating competition and, consequently, freedom of choice for small business."

Violeta Soriano, Office Manager
Gildo S. Soriano, M.D., Inc., Wahiawa

"Should this merger go through, our concern is the adverse effects that the reduced banking competition will have on customers like us. We are currently experiencing the hardships resulting from reduced competition in the contractor surety and insurance markets and do not wish to see the same in Hawaii’s banking market. We do not see the benefit for Hawaii if people are put out of work, nor the gain for banking clients if their available choices are reduced."

Glenn M. Nohara, President
Koga Engineering & Construction, Inc., Honolulu

"Mangrove Tropicals supports the management of City Bank in their effort to resist a hostile takeover. We feel that the community will be best served through competition in our banking community and choices by the customers."

Kevin M. Kelly, President
Mangrove Tropicals, Kahuku

"I wanted to open my own business and [City Bank] was the only institution to ‘take a chance’ on me. … this plan cannot be good for the community. Honolulu is still a small community and we need as many options as possible."

Gary H. Arizala
Alphabetland Preschool & Kindergarten, Waipahu

"Hawaii needs the competition, the choices, and the services that are currently provided by City Bank. Let’s keep it that way."

Burt Lum,
Mindwind Labs, Honolulu

It is my understanding that the proposed merger will decrease competition in offering credit to small businesses in Hawaii. This will in turn have a negative impact on our community.

Edward D. Sultan III, President, CEO
The Sultan Company, Honolulu

"We object to the merger. We have seen that consolidations and mergers in many industries have resulted in reduced customer services and choices, yet higher fees."

James Takamiya, President and Owner
Takamiya Market, Maui

"Fewer, larger banks would make it more difficult for us, the small business people and professionals to obtain financing. I own shares of CB Bancshares stock in our retirement fund and feel we should stand by City Bank since they have been so helpful to us."

Dr. Lloyd Minaai
Ophthalmologist, Hilo

"From a business perspective, we need as many quality lenders as we can possibly have on the island of Maui…A merger would certainly add to the disadvantages of small business by having less banking choices and less competition."

Lloyd Sodetani, President
Maui Realty Company, Inc., Maui

"Competition is always beneficial to the business community as well as individuals. The negative impact on this depressed economy would be devastating with the loss of jobs, loss of revenues by vendors currently servicing both banks, and the overall effects on the State of Hawaii."

Ronald Shirai, Owner/CEO
Electronic Business Machines, Honolulu

"Imua City Bank!"

Michael Weitzenhoff
M&M Tanks, Inc., Honolulu

"City Bank has earned a reputation for adjusting to the needs of the local community by creating specialty programs such as nonconforming loan products. I have faith that you will act in the best interests of your customers, shareholders, and employees in your efforts to ensure that the City Bank retains its positions as a bank which emphasizes personal relationships and local values."

John Clivio
Residential Specialists, Inc., Honolulu

"If this merger happens, small businesses in Hawaii will lose."

Terry Rude, Office Manager
Structural Dynamics, Honolulu

"Hawaii does not need another large bank. We need to nurture the smaller financial institutions, which in my experience are more sensitive to the needs of smaller businesses. I am a strong believer in diversity and feel consolidations of this type work against this principle."

Rick Parlee
Audissey, Honolulu

"It is my belief that competition within the banking community is positive for the welfare of the overall community. I believe that the merging of City Bank and Central Pacific would deprive the general community of healthy competition and a broader spectrum of service to the community. I respectfully urge you and the management, Board of Directors and employees of City Bank to resist this unsolicited attempt. My survival as a business is dependent on your ability to do so."

Richard D. Leong, President
Propark, Inc., Honolulu

It’s a bad deal for small business.
It’s a bad deal for Hawaii.

Speak out for competition! Send your comments to SmallBusiness@cb-hi.net, or write: Small Business, City Bank, 201 Merchant Street
#1200, Honolulu HI 96813

[CB Bancshares logo]	[City Bank logo]

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares’ current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

The directors and certain executive officers of CB Bancshares may be deemed to be participants in the solicitation of proxies from the shareholders of CB Bancshares in connection with CB Bancshares’ special meeting of shareholders (the "Special Meeting") under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares’ definitive proxy statement on Schedule 14A relating to CB Bancshares’ 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003.

CB Bancshares filed a preliminary proxy statement on Schedule 14A with the SEC on May 5, 2003 with respect to its solicitation of proxies for use at the Special Meeting and, subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D-9 and CB Bancshares’ proxy statement for the Special Meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available), CB Bancshares’ proxy statement and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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SECTIONS FROM CB BANCSHARES' DEFINITIVE PROXY STATEMENT MAILED ON MAY 17, 2003

BACKGROUND

      Sometime late in 1999 or early in 2000, Bancshares approached CPF on an informal basis to discuss the possibility of entering into discussions concerning a business combination. This discussion was preliminary in nature and was terminated prior to any formal discussion or negotiation.

      On or about May 23, 2002, CPF approached Bancshares with an indication of interest regarding a possible combination between Bancshares and CPF. The proposed transaction contemplated the acquisition of Bancshares by CPF in a stock-for-stock merger.

      On June 10, 2002, the Executive Committee of the Board of Directors of Bancshares met with management to discuss CPF’s proposal. After careful consideration, the Executive Committee determined not to pursue the proposal with CPF. At the request of the Executive Committee, Bancshares delivered a written response to CPF informing them that Bancshares was not interested in pursuing further discussions on its proposal.

      On March 17, 2003, representatives of Bear, Stearns & Co. Inc. (‘‘Bear Stearns’’) met with Ronald K. Migita, President and Chief Executive Officer of Bancshares, and Dean K. Hirata, Senior Vice President and Chief Financial Officer of Bancshares. Management of Bancshares believed that the purpose of the meeting was a business courtesy call. The representatives of Bear Stearns, identifying themselves as representing CPF, briefly discussed a proposal for the merger of CPF and Bancshares. The contemplated cash and stock merger intended to provide $70 in value for each share of Common Stock, comprised of approximately 30% in cash and 70% in stock.

      On March 21, 2003, CPF delivered to Bancshares’ senior management a letter detailing the terms of the transaction proposed in the March 17 presentation. Bancshares’ management met with representatives of CPF and Bear Stearns on April 2, 2003 to seek clarification regarding certain terms of CPF’s proposal. Following that meeting, Bancshares’ management believed that further discussions with CPF’s management would not be productive while it continued to study CPF’s proposal.

      On or around April 7, 2003, CPF sent another copy of its March 21, 2003 letter to each of the directors of Bancshares and City Bank, Bancshares’ wholly owned banking subsidiary. Bancshares acknowledged receipt of CPF’s April 7, 2003 letter.

      On April 15, 2003, before the Bancshares Board of Directors had had an opportunity to meet to discuss and evaluate CPF’s proposal, CPF delivered a second letter to the members of Bancshares’ Board of Directors. In that letter, CPF indicated that it was prepared to offer 1.8956 shares of CPF Common Stock plus $21 in cash for each share of Common Stock. CPF also indicated that it intended to publicly announce its merger proposal the following day and requested that Bancshares respond to its proposal before 12:00 noon, Hawaii time, on April 25, 2003. CPF also indicated in its April 15, 2003 letter that TON had agreed to vote 295,587 of its shares of Common Stock in favor of the proposed merger, a possible exchange offer, and other proposals that could be made to facilitate the transaction. On April 16, CPF issued a press release announcing its merger proposal and reiterating its April 25, deadline. On April 17, 2003 CPF held a conference call with analysts in which it presented the details of its merger proposal.

      On April 17, 2003, Bancshares announced that it had received the proposal from CPF, and on April 23, 2003 it advised CPF that Bancshares’ Board would address the merger proposal promptly and in an orderly manner and would respond in a timely fashion, but not before April 25, 2003. On April 23, Bancshares also issued a press release announcing that it had engaged a financial advisor and legal counsel to assist its Board of Directors and management team in evaluating CPF’s merger proposal.

      The Board of Directors of Bancshares met on April 23, 2003 and, among other things, declared a 10% stock dividend and a cash dividend of $0.12 per common share for the second quarter of 2003, payable on June 27, 2003 to stockholders of record on June 16, 2003. Similar 10% stock dividends were declared in the second quarters of 2001 and 2002. At the April 23 meeting, Bancshares’ senior management briefly reviewed the terms and conditions of CPF’s merger proposal with the Board, but did not engage in a formal evaluation or analysis of the proposal.

      On April 28, 2003, Bancshares received a notice from CPF demanding that Bancshares call a special shareholders meeting under the Act for the purpose of voting upon the Control Share Acquisition Proposal. CPF also announced that it had filed documents with federal and state regulators in furtherance of its attempt to seek control of Bancshares.

      On May 1, 2003, CPF announced that, in light of the 10% stock dividend announced by Bancshares on April 29, it was amending its offer so that the per share amount of cash to be paid and of shares of CPF Common Stock to be issued pursuant to the Proposed Offer to Exchange was adjusted from $21.00 to $19.09 in cash and from 1.8956 to 1.7233 shares of CPF Common Stock.

      On May 2, 2003, CPF amended and supplemented its prior application submitted to the Division of Financial Institutions of the Department of Commerce & Consumer Affairs of Hawaii to include a request that the Commissioner of the Division approve CPF making a tender/exchange offer, pursuant to Section 412:3-612(a)(2) of the Hawaii Revised Statutes. CPF cannot commence its Proposed Offer to Exchange until such application is approved.

      On May 4, 2003, the Board of Directors of Bancshares met with senior management and Bancshares’ independent financial and legal advisors to consider and discuss CPF’s merger proposal and Bancshares’ response. After careful consideration, the Board concluded that the CPF proposal was inadequate and not in the best interests of Bancshares. The Board of Directors of Bancshares authorized the issuance of a press release and delivery of a letter to CPF communicating its determination. Accordingly, on May 4, 2003, Bancshares issued a press release announcing the Board’s unanimous rejection of CPF’s proposal. In addition, the letter authorized by the Board of Directors was sent to CPF. A copy of the letter follows:

May 4, 2003

Mr. Clinton K. Arnoldus
Chairman, President and
Chief Executive Officer
Central Pacific Financial Corporation
P. O. Box 3590
Honolulu, Hawaii 96811-3590

Dear Chairman Arnoldus and Directors of Central Pacific Financial Corporation:

      After a full and thorough analysis of your proposal including consultation with our independent financial and legal advisors, the Board of Directors of CB Bancshares, Inc. has unanimously rejected your proposal. Our decision is based on what we believe is in the best interest of our shareholders, employees, customers, suppliers, the communities we serve, and the economy of the State of Hawaii. After careful consideration, we have concluded that the financial terms of your offer fail to recognize the value that we are capable of delivering to our shareholders through the continued execution of our current strategy. Your unsolicited proposal undervalues our franchise, our market position and the loyalty of our customers, and raises serious concerns about the adverse effect such a combination would have on the people, communities and economy of Hawaii.

      As responsible members of the local business community, it is incumbent upon us to express our regret over the tactics employed throughout this ill-advised endeavor. A merger between two major financial institutions in a place of our size and culture is a serious undertaking that impacts many thousands of individuals and businesses. A transaction pursued in such an overtly hostile manner only serves to reduce the value of both of our franchises.

      For all of these reasons and others, we cannot in good faith offer anything other than a rejection of your proposal. In the spirit of our founders and for the benefit of both of our constituencies, we ask that you honor and accept our decision. We would then welcome you back as a worthy competitor and member of the community.

Sincerely,

/s/ Lionel Y. Tokioka Lionel Y. Tokioka Chairman of the Board

      On May 5, 2003, Bancshares received a letter from CPF requesting that the date of the Special Meeting be moved by three weeks, to June 19, 2003. On May 7, 2003, Bancshares delivered to CPF a letter rejecting CPF’s request.

      On May 9, 2003, CPF delivered a letter to Bancshares purporting to ‘‘rescind, revoke and withdraw’’ its April 15 merger proposal and the related information statement delivered on April 28. In the same letter, CPF argued that in light of its withdrawal of its prior proposal, the Special Meeting scheduled for May 28 was ‘‘moot’’ and should be cancelled. Also on May 9, CPF delivered a second letter to Bancshares presenting a revised proposal pursuant to which Bancshares shareholders would receive 1.7606 shares of CPF Common Stock and $24.50 in cash for each outstanding share of Common Stock (or 1.6005 shares and $22.27 in cash per share of Common Stock on a post-stock dividend basis). This revised proposal did not materially modify the value of the total consideration offered by CPF, but only changed the mix of cash and stock consideration to be received per share of Common Stock.

      On May 9, 2003, CPF also amended its registration statement on Form S-4 so that the consideration to be paid in the Proposed Offer to Exchange would be the same as that to be paid pursuant to the proposal reflected in CPF’s May 9 letter to Bancshares.

      On May 12, 2003, the Board of Directors of Bancshares met with senior management and Bancshares’ independent financial and legal advisors to consider and discuss CPF’s revised proposal and Bancshares’ response. After careful consideration, the Board unanimously concluded that the revised proposal was inadequate and not in the best interests of Bancshares.

      Following the Board meeting, Bancshares issued a press release announcing the Board’s unanimous decision. Bancshares also advised CPF that the Special Meeting to consider the Control Share Acquisition would be held on May 28, 2003, as Bancshares’ Board had previously scheduled in accordance with Hawaii law and CPF’s letter dated April 28, 2003.

      On May 13, 2003, CPF delivered to Bancshares a letter requesting that a special meeting of shareholders be held on June 26, 2003 to vote on the Control Share Acquisition Proposal. CPF’s letter was accompanied by letters executed by a number of Bancshares’ shareholders purporting to designate CPF as their agent to call a special meeting. Bancshares believes that CPF’s request was invalid because, among other things, a special meeting of shareholders had already been properly called by the Board of Directors of Bancshares to consider the Control Share Acquisition Proposal. CPF disputes Bancshares’ position and maintains that the May 28 Special Meeting is ‘‘moot.’’

      On May 14, 2003, CPF filed a complaint against Bancshares in the State court of Hawaii seeking a temporary restraining order and preliminary injunction to prevent Bancshares from holding the Special Meeting or taking any actions in furtherance of a solicitation in connection with the Special Meeting. See ‘‘Certain Litigation’’ below. On May 16, 2003, CPF’s motion for a temporary restraining order was denied. Bancshares believes that CPF’s claim is without merit and intends to contest the action vigorously. However, if CPF were to prevail in its motion for a preliminary injunction, Bancshares may be forced to reschedule the Special Meeting to a different date and time.

RECOMMENDATION OF THE BANCSHARES BOARD OF DIRECTORS

      After careful consideration, including a thorough review of the CPF proposal and the Proposed Offer to Exchange with Bancshares’ independent financial and legal advisors, the Bancshares’ Board of Directors unanimously determined that the Proposed Offer to Exchange was inadequate and not in the best interests of Bancshares and that Bancshares shareholders should vote AGAINST the approval of the Control Share Acquisition.

      In reaching the conclusion that the Proposed Offer to Exchange is inadequate and not in the best interests of Bancshares and the recommendation described above, the Bancshares Board of Directors consulted with its senior management and its independent legal and financial advisors and took into account numerous factors, including but not limited to the following:

i.	The Bancshares Board’s familiarity with and review of Bancshares’ business, operations, financial condition and earnings on both an historical and prospective basis and the historical trading prices of the Common Stock. In this respect, the Board noted that Bancshares’ financial outlook has improved as a result of, among other things, positive momentum with compound annual earnings per share growth of more than 15 percent over the last five years, continued growth in core deposits and fee income, a declining efficiency ratio and improved asset quality from 1998 to 2002 (with total loans declining consistently since 2000). The Board also took into account management’s view that, with increased loan loss reserves and significant funding and capital capacity, Bancshares is well positioned for future growth. In considering Bancshares’ financial outlook, the Board also took into consideration that Bancshares’ earnings per share growth has varied from year to year, including earnings per share of $.07 reported in 1999; however, the Board concluded that this factor was substantially outweighed by positive factors, including those discussed above.

ii.	The written opinion, dated May 12, 2003, of Sandler O’Neill & Partners, L.P. (‘‘Sandler O’Neill’’) to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the consideration to be offered in the Proposed Offer to Exchange is inadequate, from a financial point of view, to the holders of shares of Common Stock, other than CPF and its affiliates. A copy of the opinion of Sandler O’Neill, which sets forth the matters considered, assumptions made, and limitations on the review undertaken by Sandler O’Neill is attached as Annex C hereto and is incorporated herein by reference. Sandler O’Neill’s opinion is addressed to Bancshares’ Board of Directors, addresses only the inadequacy, from a financial point of view, to the holders of shares of Common Stock of the consideration to be offered in the Proposed Offer to Exchange, other than CPF and its affiliates, and does not constitute a recommendation to any shareholder as to whether or not such shareholder should tender shares pursuant to the Proposed Offer to Exchange or with respect to how such shareholder should vote or act on any matter relating to the Proposed Offer to Exchange. Shareholders are urged to read the opinion of Sandler O’Neill carefully in its entirety.

iii.	The Bancshares Board’s review of the business, operations, earnings and financial condition of CPF on both a historical and prospective basis. In this regard, the Bancshares Board took into account the possibility that CPF will face difficulties sustaining its historical rate of earnings growth, due to, among other things, the following factors:

  Concurrent with announcing its merger proposal, CPF management lowered its estimated range of earnings per share growth to 6%-8% from 10%-12%.
  The increased level of competition in the commercial real estate market in which CPF and Bancshares compete, and the possibility that such increased competition could negatively affect CPF’s revenue in the future. In this regard, the Board was advised that, based on the experience of Bancshares, the two largest banks in Hawaii recently have made an effort to compete for an increased share of the commercial real estate lending market, and as a result of the increased presence of these two institutions, the terms of commercial real estate products have become more competitive.
  CPF’s negative interest rate sensitivity ‘‘gap’’ position, which could reduce its ability to increase leverage and/or negatively impact its balance sheet if interest rates rise.

  The impact of share repurchases on CPF’s reported earnings per share, including the fact that (1) since 1998 CPF has repurchased approximately 27% of its shares outstanding, and (2) share buybacks represented as much as one-third of the trading volume in CPF’s common stock in certain quarterly reporting periods (with the Board being advised that CPF’s earnings per share would have increased over this period without giving effect to its stock repurchases).

iv.	The Board’s belief that, despite their experience in the banking industry, CPF’s current senior management is new and untested as a managerial team, because four of CPF’s top five executive officers have assumed their present offices with CPF only within the past two years and have never worked together in those positions to manage the implementation of a major corporate transaction comparable to that of merging and integrating Bancshares and CPF. Furthermore, the Bancshares Board was advised that, despite his previous experience in the banking industry (including prior positions as CEO and President of several privately held banks), Mr. Arnoldus, CEO and President of CPF, has only 13 months of experience leading a publicly traded financial institution and has never managed the process of consummating a bank acquisition. The Bancshares Board also noted that CPF recently has undertaken a major organizational restructuring due to what Bancshares believes were perceived weaknesses in CPF’s existing organizational structure.

v.	The fact that, based on a review of publicly available data, CPF has not completed a single acquisition of another entire financial institution in its 49-year history and therefore lacks any institutional experience in successfully completing the delicate task of merging and integrating the operations of an institution that is more than three-quarters its size (based on total assets). In this regard, the board noted that hostile transactions such as Wells Fargo’s acquisition of First Interstate Bancorp in 1996 have demonstrated that hostile acquisitions present dramatically higher execution and integration risk than fully consensual transactions that combine the best management talents of both organizations.

vi.	The Bancshares Board’s review of the historical trading prices of CPF Common Stock. In this regard, the Bancshares Board noted,

  the volatility of CPF’s common stock price, which during the last 12 months has fluctuated between $15.75 and $31.08, suggesting that any premium currently offered to Bancshares shareholders may not be a reliable indicator of the future value of the CPF Common Stock that Bancshares shareholders would receive in the Proposed Offer to Exchange;

that CPF’s common stock was very recently trading at an all-time high of 2.4 times book value; and that the Common Stock outperformed CPF Common Stock over the three-year period ending April 16, 2003.
vii.	The negative effect that an acquisition of Bancshares by CPF can be expected to have on Bancshares’ non-shareholder constituencies, including its customers, suppliers, communities, employees and the state of Hawaii. In this regard, the Bancshares Board noted that:

  approximately 10 branches of the combined company would be consolidated and Bancshares’ loan production offices in California would be closed, which would result in a disruption in services, loss of jobs, and customer attrition, all of which could negatively affect the revenue of the combined company;
  based on the Bancshares’ experience and knowledge of the industry, as well as CPF’s projected annual cost savings of $16 million, the workforce reduction of a combined bank could be estimated to be approximately 200 employees of Bancshares and CPF. The Board was advised that most of these workforce reductions could be expected to involve middle managers, branch personnel and back office employees because these are the areas typically consolidated in a bank combination.
  Bancshares has a long history of offering financial products and services that are uniquely targeted to the needs of the community’s low and medium-income clients, and, in Bancshares’ view, it is unlikely that CPF would continue to offer these products and services at the same level offered by Bancshares currently. The Board considered in this regard that:

  Bancshares has a Community Reinvestment Act (‘‘CRA’’) lending rating of ‘‘high satisfactory,’’ and CPF has a CRA lending rating of ‘‘low satisfactory.’’ Furthermore, Home Mortgage Disclosure Act data from 2001 (the most recent available date) indicate that Bancshares originated 6 times as many home mortgage loans to low- and moderate-income individuals and 4 times as many small business loans to businesses in low-to-moderate income census tracts as CPF, reflecting that, as an institution, Bancshares has made a more concerted effort to target low- and medium-income customers.

  Bancshares offers certain products aimed at retail and small-business customers which CPF does not offer and which would compete with other comparable products offered by CPF that CPF would likely maintain.

  The proposed business combination would impact the following constituencies, among others: (1) many of approximately 4,500 small business suppliers of Bancshares, (2) as many as approximately 29,000 banking customers of the combined company, who would be forced to switch their primary bank branch as a result of the closing of an estimated 10 branches of the resulting entity and (3) an estimated 200 employees of the two banks, who could lose their jobs in a combination.

viii.	The Bancshares Board’s belief that the transaction raises significant antitrust and anti-competitive concerns. Among other things, the Board was advised that the proposed transaction would significantly reduce competition because Bancshares is CPF’s closest rival for Hawaii’s small and medium-sized business and retail customers. The Board noted that the proposed transaction would raise market concentrations well above relevant thresholds for competitive concerns, raising the possibility that the transaction will be challenged by State and Federal antitrust authorities.

ix.	The fact that the Proposed Offer to Exchange is highly conditional, including the following:

  Minimum Tender Condition. Valid tender of a number of shares of Common Stock which, when added to the shares owned by CPF, constitute at least 75.1% of the outstanding shares of Common Stock on a totally diluted basis;
  Due Diligence Condition. CPF’s completion of satisfactory due diligence on Bancshares;
  Regulatory Approvals Condition. CPF’s receipt of all applicable regulatory approvals required to consummate the acquisition of Bancshares, including the Federal Reserve Board and the Hawaii Commissioner of Financial Institutions, and the expiration or termination of any applicable waiting periods;
  Control Share Condition. Receipt of the requisite approval of Bancshares’ shareholders under the Act or CPF being satisfied, in its sole discretion, that such law is inapplicable or invalid;

  CPF Shareholder Approval Condition. Approval of the issuance of shares of CPF common stock pursuant to the Bancshares acquisition by the shareholders of CPF in accordance with the rules of the New York Stock Exchange;
  Rights Plan Condition. The Board of Directors of Bancshares having redeemed the rights under Bancshares’ shareholder rights agreement or such agreement having been made or found inapplicable or illegal;
  No Adverse Agreement or Transaction Condition. Bancshares’ not having entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing CPF’s ability to acquire Bancshares or otherwise diminishing the value of the acquisition of Bancshares; and
  CPF Registration Statement Condition. The registration statement filed with the Securities and Exchange Commission by CPF, relating to the securities to be issued in the Proposed Offer to Exchange, having become effective.

CERTAIN MATTERS RELATING TO BANCSHARES’ FINANCIAL ADVISOR

      The following is a summary of the material financial analyses of Bancshares and CPF performed by Sandler O’Neill in preparing its opinion and does not purport to be a complete description of the analyses performed by Sandler O’Neill.

      Comparative Stock Price Performance. Sandler O’Neill reviewed the reported closing per share market prices and volume of the common stock of each of Bancshares and CPF for the one and three-year periods ended May 9, 2003, and compared the performance of the closing prices of Bancshares Common Stock and CPF Common Stock, respectively, to the performance of certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index and Standard & Poor’s Bank Index over the same periods.

      Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial information and public market trading multiples for Bancshares, CPF and two groups of financial institutions selected by Sandler O’Neill. The first group was comprised of ten publicly traded commercial banks of comparable size located in the Western region of the United States, comprising Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming. The second group consisted of the ten publicly traded commercial banks of comparable size having the highest estimated long-term earnings per share growth rate, based on publicly available research analysts’ estimates. Sandler O’Neill noted that all such companies had an estimated long-term earnings per share growth rate greater than 13.5%.

      Analyses of Selected Precedent Transactions. Based on publicly available information, Sandler O’Neill reviewed all merger and acquisition transactions announced from January 1, 2002 to May 9, 2003 involving publicly traded commercial banks as targets and with transaction values greater than $15 million. Sandler O’Neill reviewed 99 transactions announced nationwide from January 1, 2002 to May 9, 2003, including 20 transactions announced in the Western region of the United States. Based on this analysis, Sandler O’Neill noted that the largest such transaction announced during the period from January 1, 2002 to May 9, 2003 had a transaction value of $3.38 billion.

      Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed a discounted dividend stream and terminal value analysis of Bancshares common stock through December 31, 2007, based on financial projections for Bancshares for the years 2003 through 2007 provided by or reviewed with management of Bancshares and using a range of different price/earnings multiples and discount rates. Sandler O’Neill also performed a similar analysis of CPF common stock, based on median I/B/E/S estimates and publicly available management guidance of CPF.

      Pro Forma Analysis of the Proposed Transaction. Sandler O’Neill also analyzed the pro forma impact of the proposed transaction on estimated earnings per share and tangible book value per share for CPF for fiscal years 2003 through 2008.

      Sandler O’Neill is a nationally recognized investment-banking firm whose principal business specialty is financial institutions. Sandler O’Neill was selected by Bancshares based on the firm’s reputation and experience in investment banking in general and its recognized expertise in the valuation of financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In the ordinary course of business, Sandler O’Neill may purchase securities from and sell securities to Bancshares and CPF or their affiliates. Sandler O’Neill may also actively trade the equity and/or debt securities of both Bancshares and CPF or their affiliates for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Bancshares has retained Sandler O’Neill as independent financial advisor in connection with, among other things, Bancshares’ analysis and consideration of the Proposed Offer to Exchange. Pursuant to a letter agreement dated April 22, 2003, Bancshares has agreed to pay fees to Sandler O’Neill as follows: (a) $300,000 for the period commencing on April 22, 2003 and ending July 31, 2003, payable upon execution of the letter agreement; (b) $200,000 per quarter for each of the quarters commencing August 1, 2003, November 1, 2003 and February 1, 2004, payable on the first day of each such quarterly period; and (c) $150,000 per quarter for each of the quarters commencing May 1, 2004 and August 1, 2004, payable on the first day of each such quarterly period. In the event that a change of control of Bancshares is consummated at any time prior to October 31, 2004, Bancshares agreed to pay Sandler O’Neill, immediately upon any such change of control, a fee equal to the difference between $1.2 million and the aggregate amount previously paid to Sandler O’Neill pursuant to the letter agreement. Bancshares has also agreed to reimburse Sandler O’Neill for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of, the engagement.

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Subject to future developments, Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by CPF. Shareholders of Bancshares are advised to read Bancshares’ Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available because it will contain important information. Shareholders of Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at Bancshares at 808-546-8413.

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